Exhibit 99.1

Harry Winston Diamond Corporation's Fiscal 2013 First Quarter Results to be released Wednesday, June 6, 2012

TORONTO, May 23, 2012 /CNW/ - Harry Winston Diamond Corporation (TSX: HW, NYSE: HWD) (the "Company"), will release its Fiscal 2013 First Quarter results for the period ended April 30, 2012, after market hours on Wednesday, June 6th, 2012.

Beginning at 8:30AM (ET) on Thursday, June 7th, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's investor relations web site at http://investor.harrywinston.com or by dialing 800-510-9661 within North America or 617-614-3452 from international locations and entering passcode 64912203.

An online archive of the broadcast will be available by accessing the Company's investor relations web site at http://investor.harrywinston.com. A telephone replay of the call will be available one hour after the call through 11:00PM (ET), Thursday, June 21, 2012 by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 41756064.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 per cent ownership interest in the Diavik Diamond Mine.

The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Shanghai, Tokyo, and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

%CIK: 0000841071

For further information:

please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@harrywinston.com

Ms. Laura Kiernan, Director, Investor Relations - (212) 315-7934 or lkiernan@harrywinston.com

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 13:24e 23-MAY-12